FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Corporation”)
30 St. Clair Avenue West
Suite 901
Toronto, ON
M4V 3A1

ITEM 2 ——	Date of Material Change

December 17, 2009 and December 24, 2009

ITEM 3 ——	News Release

A press release was disseminated on December 24, 2009, through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

On December 24, 2009, the Corporation issued a press release announcing that Messrs Ohad Marani and Colin Kinley were elected to the Corporation’s Board of Directors at its annual and special meeting of shareholders held on December 17, 2009 (the “Meeting”). The Corporation also announced that Mr. Glen Perry resigned as officer and from the Corporation’s board of directors effective December 24, 2009, for personal reasons. At the Meeting shareholders also: approved a change of the Corporation’s name from “AMG Oil Ltd.” to “Adira Energy Ltd.”, increased the number of directors from four to six, re-appointed Smythe Ratcliffe LLP, Certified Public Accountants, as the auditors of the Corporation, approved a new stock option plan for the Corporation and stock options previously granted thereunder, approved the changing of the Corporation’s authorized capital from 100,000,000 common shares to an unlimited amount of common shares and approved the change of the Corporation’s registered office from British Columbia to Ontario, all as more particularly disclosed in the Corporation’s management information circular dated November 19, 2009.

ITEM 5 ——	Full Description of Material Change

On December 24, 2009, the Corporation issued a press release announcing that Messrs Ohad Marani and Colin Kinley were elected to the Corporation’s Board of Directors at the Meeting. The Corporation also announced that Mr. Glen Perry resigned as officer and from the Corporation’s board of directors effective December 24, 2009, for personal reasons. At the Meeting shareholders also: approved a change of the Corporation’s name from “AMG Oil Ltd.” to “Adira Energy Ltd.”, increased the number of directors from four to six, re-appointed

Smythe Ratcliffe LLP, Certified Public Accountants, as the auditors of the Corporation, approved a new stock option plan for the Corporation and stock options previously granted thereunder, approved the changing of the Corporation’s authorized capital from 100,000,000 common shares to an unlimited amount of common shares and approved the change of the Corporation’s registered office from British Columbia to Ontario, all as more particularly disclosed in the Corporation’s management information circular dated November 19, 2009.

A full description of the material change is contained in the press release dated December 24, 2009, a copy of which is attached hereto as Schedule “A”.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Freidman, Executive Vice-President Corporate Development

(416) 250-1955

ITEM 9 ——	Date of Report

December 29, 2009.

SCHEDULE “A”

FRANKFURT: AORLB8; OTCBB: AMGOF

ADIRA ENERGY ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, CORPORATE NAME CHANGE AND RESTRUCTURE OF BOARD OF DIRECTORS

Toronto, Ontario, December 24, 2009 /CNW, ADIRA ENERGY LTD. (OTCBB: AMGOF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announced today that at its annual and special meeting of shareholders held on December 17, 2009 (the “Meeting”), Messrs Ohad Marani and Colin Kinley were elected to Adira’s Board of Directors. Mr. Glen Perry has resigned as officer and from the Company’s board of directors effective December 24, 2009, for personal reasons. Shareholders also approved a change of the Company’s name from “AMG Oil Ltd.” to “Adira Energy Ltd.” at the Meeting.

“We are pleased to welcome Mr Marani and Mr Kinley, as members of Adira’s board,” stated Dennis Bennie, Adira’s Chairman. “With their experience and expertise, we see these two gentlemen becoming valuable contributors to Adira’s future. We would also like to take this opportunity to acknowledge and thank Mr. Perry for his time and commitment to Adira during his tenure as a director and wish him all the best in his future endeavours.”

About Mr. Ohad Marani.
Mr. Marani is currently Chairman of the Board of Israel Natural Gas Lines Ltd., a company that builds and operates the natural gas pipelines and related infrastructure in Israel. Since November 2008, Mr. Marani has acted as Chairman of the Board of Alumot Investment House, a fast growing financial institution that manages provident funds, trust funds, and private investments. From March 2004 to July 2007 Mr. Marani served as Executive Chairman of the Board of Israel Oil Refineries Ltd., the second largest industrial conglomerate in Israel whose holdings include oil refineries and petrochemical industries. The conglomerate has $4 billion annual sales volume and Mr. Marani was responsible for its privatization in the process leading the largest ever equity raise in Israel. Prior to March 2004, Mr. Marani served in various Israeli government ministries including the Israel Finance Ministry, initially as head of the Budget Department and subsequently as Director General of the Israel Finance Ministry, under Mr. Benjamin Netanyahu, then Finance Minister and Israel’s Prime Minister today.

Mr. Marani has also served as Head of the Finance Department in the Israeli Embassy in Washington DC, USA, responsible for matters of foreign aid (civilian and military); contact with international financial bodies, the World Bank and the International Monetary Fund (IMF).

Mr. Marani has a Masters Degree in Public Administration (major in economics and finance) from Harvard University, an MBA (majoring in finance) from Hebrew University of Jerusalem and a BA in Economics from Hebrew University of Jerusalem.

About Mr. Colin Kinley.
Mr. Kinley is currently Executive Vice President, Operations and Chief executive officer of Kinley Exploration LLC, a specialized unconventional gas company providing exploration program management and reserves assessment for both new and established CBM projects.

Prior to Kinley Exploration, Mr. Kinley worked as President of a Botswana-based Coal Bed Methane exploration and development company, and he provided the project management skills necessary to prove up an unconventional gas field in the central Kalahari Desert in sub-Saharan Africa.

Prior thereto, Mr. Kinley spent 26 years as an executive for Layne Christensen and its predecessor companies. He was responsible for the management of specialized engineered drilling and development projects, executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. He was instrumental in helping Layne achieve recognition as one of America’s best and fastest growing companies, listed by DeMarche Associates and Forbes respectively. Mr. Kinley has experience in leading companies in both the public and private sector and understands the complexities involved.

These two new directors join the three returning directors: Dennis Bennie (Chair), Ilan Diamond (CEO) and Alan Friedman.

At the Meeting Adira’s shareholders also: increased the number of directors from four to six, reappointed Smythe Ratcliffe LLP, Certified Public Accountants, as the auditors of Adira, approved a new stock option plan for Adira and stock options previously granted thereunder, approved the changing of the Company’s authorized capital from 100,000,000 common shares to an unlimited amount of common shares and approved the change of the Company’s registered office from British Columbia to Ontario, all as more particularly disclosed in Adira’s management information circular dated November 19, 2009.

About Adira Energy Ltd.
Through its wholly-owned subsidiary Adira Energy Holding Corp., an Ontario corporation, the Company explores for oil and gas in Israel. It has three separate Petroleum exploration licenses; the Eitan, Gabriella and Yitzhak Licenses, covering an aggregate total of approximately 160,500 acres. These licenses are located on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod and 17 km offshore between Hadera and Netanya.

For more information contact:

Alan Friedman
Executive Vice President, Corporate Development
Adira Energy Ltd.
info@adiraenergy.com
+1 416 250 1955

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.